Global Blue Releases the Monthly Tax Free Shopping Business Update for June 2024 Signy, Switzerland, July 5, 2024 • Fresh data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping accelerated across Continental Europe and Asia Pacific. • Globally, issued Sales in Store like-for-like recovery reached 168%1 in June 2024 compared to the same period in 2019, vs. 163%1 in April/May 2024 and 140%1 in Q1 2024. An accelerating worldwide recovery, compared to 2019 levels Globally, June 2024 recovery is ahead of April/May 2024 recovery, reaching 168%1 vs. 163%1 in April/May and 140%1 in Q1. This is driven by a solid momentum across destinations. In Continental Europe, June 2024 recovery has slightly accelerated compared to April/May 2024, reaching 147%1 in June vs. 141%1 in April/May and 128%1 in Q1, propelled by strong recoveries in France (164%1), Spain (160%1) and Italy (163%1). In terms of origin markets, GCC shopper recovery significantly influenced the positive impact of the recovery in June, reaching 335%1 vs. 302%1 in April/May. This seasonal boost is linked to the shift in the Eid Al Adha calendar2. US shopper recovery also remains strong, reaching 317%1 in June vs. 308%1 in April/May. In Asia Pacific, the recovery rate remained strong at 236%1 in June vs. 223%1 in April/May. Regarding origin markets, travelers from Hong Kong and Taiwan continue to lead the recovery, reaching 764%1 in June vs. 601%1 in April/May. North East Asia travelers follow closely, with a recovery rate of 386%1 in June vs. 352%1 in April/May. For Mainland Chinese shoppers, the worldwide issued Sales in Store like-for-like recovery reached 122%1 in June, in line with April/May and 101%1 in Q1 ‘24. Within Continental Europe, Mainland Chinese shopper recovery reached 58%1 in June vs. 1 Recovery rate is equal to 2024 Issued Sales in Store divided by 2019 Issued Sales in Store, like- for-like (i.e.: at constant merchant scope and exchange rates). 2 Eid Al Adha took place from June 15, 2024, to June 20, 2024, while it took place from August 10, 2019 to August 14, 2019.

63%1 in April/May. In Asia Pacific, Mainland Chinese shopper recovery continues to accelerate, reaching 214%1 in June and 190%1 in April/May. A strong year-on-year performance for international shopping When analyzing the year-on-year variation in Tax Free Shopping growth, the worldwide issued Sales in Store like-for-like year-on-year performance reached +32%3 in June 2024 vs. +47%3 in April/May and +40%3 in Q1. In Continental Europe, the issued Sales in Store growth rate grew by +14%3 in June 2024 vs. last year, influenced by a positive dynamic across nationalities. Regarding origin markets, the positive momentum for issued Sales in Store growth is visible across all nationalities, with GCC shoppers leading the way, with the US at +39%3 and Mainland Chinese at a +13%3 growth rate in June 2024. In Asia Pacific, the issued Sales in Store growth rate continues to remain high, reaching +92%3 in June 2024 vs. last year. All nationalities contributed positively, with Mainland Chinese leading the way at +161%3 in June 2024 vs. 2023, North East shoppers at +122%3 and Hong Kong and Taiwan at +66%3. 3 Growth rate variation year-on-year (2024 vs. the same period in 2023)

APPENDIX

Worldwide recovery rate (versus 2019) rate

Issued SIS L/L recovery[1] (in % of 2019)	% Issued SIS 2019	June 2024	May 2024	April 2024	March 2024	CY Q1 2024	CY Q4 2023
France	22%	164%	170%	158%	160%	165%	140%
Italy	24%	163%	164%	145%	135%	123%	123%
Spain	14%	160%	169%	166%	152%	151%	133%
Germany	13%	90%	73%	73%	69%	65%	74%
Other countries	27%	137%	127%	129%	121%	126%	111%
Total Continental Europe	**100%**	**147%**	**145%**	**137%**	**130%**	**128%**	**118%**
Japan	54%	359%	360%	262%	235%	232%	225%
Singapore	42%	85%	103%	81%	111%	92%	75%
South Korea	4%	170%	164%	140%	127%	125%	111%
Total Asia Pacific	**100%**	**236%**	**250%**	**192%**	**181%**	**166%**	**150%**
Total worldwide	**100%**	**168%**	**172%**	**153%**	**145%**	**140%**	**127%**

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth[3]	% Issued SIS 2023	June 2024	May 2024	April 2024	March 2024	February 2024	CY Q1 2024
France	26%	+5%	+14%	+13%	+3%	+21%	+11%
Italy	25%	+15%	+29%	+30%	+20%	+44%	+29%
Spain	15%	+29%	+33%	+38%	+18%	+52%	+32%
Germany	8%	-1%	-7%	+15%	-10%	+9%	+6%
Other countries	26%	+16%	+21%	+24%	+9%	+30%	+16%
Total Continental Europe	**100%**	**+14%**	**+19%**	**+25%**	**+9%**	**+32%**	**+19%**
Japan	65%	+135%	+222%	+167%	+146%	+170%	+137%
Singapore	27%	-2%	+2%	-4%	+24%	+36%	25%
South Korea	8%	+61%	+58%	+63%	+96%	+138%	110%
Total Asia Pacific	**100%**	+92%	+134%	+103%	+102%	**+120%**	**97%**
Total worldwide	**100%**	+32%	+47%	+46%	+33%	**57%**	**40%**

GLOSSARY - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore - North East Asia includes: Japan, South Korea MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, June 2024, Source: Global Blue